
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

October 12, 2023


_____

In the Matter of

Ehave, Inc. **100 SE 2nd St. Suite 2000** **Miami, FL 33131**	**ORDER DECLARING OFFERING** **STATEMENT ABANDONED UNDER THE** **SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-11804

_____

Ehave, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on October 12, 2023.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Larry Spirgel
Office Chief